Exhibit 99.83

AGREEMENT TO AMEND

Each of the undersigned, hereby acknowledge and agree that the Plan of Arrangement attached hereto as Appendix “A” shall be the Plan of Arrangement for the purposes of the Arrangement Agreement dated June 23, 2008 among the undersigned (the “Arrangement Agreement”) and shall be the Plan of Arrangement submitted to the Court.

All terms in initial capital letters not otherwise defined herein shall have the meaning ascribed to such term in the Arrangement Agreement.

Dated this 17th day of July 2008

0828275 B.C. LTD.

By:	(signed) H. Maura Lendon
Name:	H. Maura Lendon
Title:	Director

HUDBAY MINERALS INC.

By:	(signed) Jeffrey A. Swinoga
Name:	Jeffrey A. Swinoga
Title:	Vice President, Finance and Chief Financial Officer

SKYE RESOURCES INC.

By:	(signed) David S. Bryson
Name:	David S. Bryson
Title:	Chief Financial Officer

APPENDIX “A”

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Amalco” shall have the meaning ascribed thereto in Section 3.01(h);

(b)	“Amalco Common Share” shall have the meaning ascribed thereto in Section 3.01(i);

(c)	“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

(d)	“Arrangement Agreement” means the arrangement agreement dated June 23, 2008 among Subco, HudBay and Skye, as amended, amended and restated or supplemented prior to the Effective Date;

(e)	“Arrangement Resolution” means the resolution of the Securityholders approving the Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following three manners):

(i)	at least two-thirds of the votes cast at the Skye Meeting in person or by proxy by the Securityholders voting together as one class on the basis of one vote per Skye Share, one vote per Skye Option (vested and not yet vested) and one vote per Skye DSU held;

(ii)	at least two-thirds of the votes cast at the Skye Meeting in person or by proxy by the Skye Shareholders voting as one class; and

(iii)	a simple majority of the votes cast at the Skye Meeting in person or by proxy by Skye Shareholders excluding the votes cast in respect of Skye Shares beneficially owned or over which control or direction is exercised by Colin K. Benner and any of his related parties (as defined in MI 61-101) or joint actors (as defined in MI 61-101);

(f)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(g)	“Business Day” means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(h)	“Canadian Resident” means a beneficial owner of Skye Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(i)	“Converted HudBay Option” shall have the meaning ascribed thereto in Section 3.01(d);

(j)	“Converted HudBay Option In-The-Money Amount” in respect of a Skye Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the HudBay Shares that a holder is entitled to acquire on exercise of the Converted HudBay Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“CRA” means the Canada Revenue Agency;

(m)	“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Skye for the purpose of, among other things, exchanging certificates representing Skye Shares for HudBay Shares in connection with the Arrangement and paying the cash consideration to Skye Shareholders;

(n)	“Dissent Rights” shall have the meaning ascribed thereto in Article 4.01;

(o)	“Dissenting Shareholder” means a registered holder of Skye Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Skye Shares;

(p)	“Effective Date” means the date designated by HudBay and Skye by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(q)	“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date;

(r)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non- Resident;

(s)	“Eligible Non-Resident” means a beneficial owner of Skye Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Skye Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(t)	“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Skye and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Skye and HudBay, each acting reasonably) on appeal;

(u)	“Former Skye Shareholders” means the holders of Skye Shares immediately prior to the Effective Time;

(v)	“HudBay” means HudBay Minerals Inc., a corporation continued under the Canada Business Corporations Act;

(w)	“HudBay Shares” means the common shares in the authorized share capital of HudBay;

(x)	“Interim Order” means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Skye Meeting, as the same may be amended by the Court with the consent of Skye and HudBay, each acting reasonably;

(y)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(z)	“Parties” means, Skye, Subco and HudBay and “Party” means any of them;

(aa)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

(bb)	“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02(c);

(cc)	“Securityholders” means Skye Shareholders, holders of Skye Options and holders of Skye DSUs;

(dd)	“Share Exchange Ratio” shall have the meaning ascribed thereto in Section 3.01(c);

(ee)	“Skye” means Skye Resources Inc., a company existing under the BCBCA;

(ff)	“Skye DSU” means the deferred share units granted pursuant to the Skye DSU Plan;

(gg)	“Skye DSU Plan” means the Deferred Share Unit Plan of Skye as approved by Skye Shareholders on May 17, 2007, as amended as of May 2, 2008;

(hh)	“Skye Meeting” means the special meeting of Skye Shareholders, holders of Skye Options and holders of Skye DSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(ii)	“Skye Options” means the outstanding options to purchase Skye Shares issued pursuant to the Skye Stock Option Plan and otherwise;

(jj)	“Skye Shareholders” means registered holders of Skye Shares;

(kk)	“Skye Shareholder Rights Plan” means the Shareholder Protection Rights Agreement dated December 21, 2006 between Skye and CIBC Mellon Trust Company, as amended from time to time;

(ll)	“Skye Shares” means the issued and outstanding common shares of Skye;

(mm)	“Skye Stock Option Plan” means the Incentive Stock Option Plan of Skye approved by holders of Skye Shares on February 28, 2003, as amended and restated June 19, 2008;

(nn)	“Skye Stock Option In-The-Money Amount” in respect of a Skye Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Skye Shares that a holder is entitled to acquire on exercise of the Skye Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(oo)	“Subco” means 0828275 B.C. Ltd.;

(pp)	“Subco Common Share” shall have the meaning ascribed thereto in Section 3.01(f);

(qq)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(rr)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02 Effect of the Arrangement

The Plan of Arrangement and the Arrangement shall be binding upon Skye, HudBay, Subco and the Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE

ARRANGEMENT

Section 3.01 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	all rights issued under the Skye Shareholder Rights Plan shall be deemed to have expired and terminated and shall have no further force or effect and the definitions of “Termination Time” and “Expiration Time” in the Skye Shareholder Rights Plan and the provision for termination set out in section 5.19(a)(ii) of the Skye Shareholder Rights Plan shall be deemed to include the termination of the rights provided hereunder as of the Effective Time and the Skye Shareholder Rights Plan shall be deemed to have terminated and shall have no further force or effect;

(b)	each Skye Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to HudBay and HudBay shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Skye Shares and HudBay shall be recorded as the registered holder of the Skye Shares so transferred and shall be deemed to be the legal owner of such Skye Shares;

(c)

each Skye Share held by a Former Skye Shareholder (other than a Dissenting Shareholder or HudBay or any subsidiary of HudBay) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to HudBay and in consideration therefor HudBay shall issue HudBay Shares on the basis of 0.61 of a fully paid and non-assessable HudBay Share (the “Share Exchange Ratio”) for each Skye Share plus $0.001 in cash for each Skye Share, subject to Sections 3.03, 3.04 and Article 5 hereof, and the name of such holder shall be removed from the central securities register as a holder of Skye Shares and HudBay shall be recorded as the registered holder of the Skye Shares so transferred and shall be deemed to be the legal owner of such Skye Shares;

(d)	each Skye Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted HudBay Option”) of HudBay to acquire (on the same terms and conditions as were applicable to such Skye Option immediately before the Effective Time under the Skye Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted HudBay Option will expire on the expiry date for such option), the number (rounded down to the nearest whole number) of HudBay Shares equal to the product of: (A) the number of Skye Shares subject to such Skye Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per HudBay Share subject to any such Converted HudBay Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Skye Share subject to such Skye Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted HudBay Option In the Money Amount immediately after the exchange is equal to the Skye Stock Option In the Money Amount of the exchanged Skye Option immediately before the Effective Time;

(e)	on the Effective Date the Skye DSU Plan is amended to provide that each outstanding Skye DSU shall thereafter relate to the number of HudBay Shares determined by multiplying the number of Skye Shares to which such Skye DSU relates by the Share Exchange Ratio, all references to “Shares” in the Skye DSU Plan shall be deemed to be references to HudBay Shares or to the number of HudBay Shares so determined and to make such other changes necessary to give effect to the foregoing and to ensure that it qualifies a plan described in regulation 6801(d) under the Tax Act;

(f)	each Skye Share held by HudBay including the Skye Shares acquired pursuant to Sections 3.01(b) and (c) hereof shall be transferred to Subco in consideration of the issue by Subco to HudBay of one common share (“Subco Common Share”) of Subco for each Skye Share so transferred;

(g)	the capital in respect of the Skye Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(h)	Skye and Subco shall amalgamate to form one corporate entity (“Amalco”);

(i)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(h):

(i)	Amalco will own and hold all property, rights and interests of Skye and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Skye and Subco, whether arising by contract or otherwise, may be enforced against Skye to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Skye and Subco;

(iii)	all property, rights, contracts, permits and interests of Skye and Subco will continue as property, rights, contracts, permits and interests of Amalco and, for greater certainty, the amalgamation will not constitute a transfer or assignment or any other disposition of the property, rights or obligations of either of Skye or Subco under any such property, rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or legal proceeding being prosecuted or pending by or against either Subco or Skye may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Skye may be enforced by or against Amalco;

(vii)	HudBay shall receive on the amalgamation one common share (“Amalco Common Share”) of Amalco in exchange for each Subco Common Share previously held and all of the issued and outstanding Skye Shares will be cancelled without any repayment of capital in respect thereof;

(viii)	the name of Amalco shall be “Skye Resources Inc.”;

(ix)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x)	the articles of the Amalco shall be substantially in the form of Skye’s articles;

(xi)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(xii)	the first directors of Amalco following the amalgamation shall be Allen J. Palmiere, H. Maura Lendon and Jeffrey A. Swinoga; and

(xiii)	the capital of common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Subco immediately prior to the amalgamation.

Section 3.02 Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, HudBay shall deliver or arrange to be delivered to the Depositary certificates representing the HudBay Shares required to be issued to Former Skye Shareholders and the requisite cash required to be paid to Former Skye Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Skye Shareholders for distribution to such Former Skye Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Skye Shareholder together with certificates representing Skye Shares and such other documents as the Depositary may require, acting reasonably, Former Skye Shareholders shall be entitled to receive delivery of the certificates representing the HudBay Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(c) hereof.

(c)	An Eligible Holder whose Skye Shares are exchanged for HudBay Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by HudBay, within 90 days after the Effective Date, duly completed with the details of the number of Skye Shares transferred and the applicable agreed amounts for the purposes of such joint elections. HudBay shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Skye, HudBay nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, HudBay or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, HudBay will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.03 No Fractional HudBay Shares

No fractional HudBay Shares shall be issued to Former Skye Shareholders. The number of HudBay Shares to be issued to Former Skye Shareholders shall be rounded up to the nearest whole HudBay Share in the event that a Former Skye Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share and shall be rounded down to the nearest whole HudBay Share in the event that a Former Skye Shareholder is entitled to a fractional share representing less than 0.5 of a HudBay Share.

Section 3.04 Fractional Cash Consideration

Any cash consideration owing to a Former Skye Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR

DISSENT RIGHTS

Section 4.01 Dissent Rights

Pursuant to the Interim Order, registered holders of Skye Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Skye Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Skye’s registered office by registered holders who wish to dissent at least two Business Days before the Skye Meeting or any date to which the Skye Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Skye Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by HudBay, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that HudBay may enter into the agreement with registered holders who exercise such rights of dissent and apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Skye; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Skye Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Skye Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(c) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall HudBay, Skye or any other person be required to recognize holders of Skye Shares who exercise Dissent Rights as holders of Skye Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Skye Shares at the Effective Time and HudBay shall be recorded as the registered holder of the Skye Shares so transferred and shall be deemed to be the legal owner of such Skye Shares.

ARTICLE FIVE

DELIVERY OF HUDBAY SHARES AND OTHER MATTERS

Section 5.01 Delivery of HudBay Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Skye Shares (other than those held by a Dissenting Shareholder) that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Skye Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing HudBay Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Skye Shares that were exchanged for HudBay Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing HudBay Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing HudBay Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such HudBay Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such HudBay Shares and cheque, give a bond satisfactory to HudBay and the Depositary in such amount as HudBay and the Depositary may direct, or otherwise indemnify HudBay and the Depositary in a manner satisfactory to HudBay and the Depositary, against any claim that may be made against HudBay or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Skye.

Section 5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to HudBay Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Skye Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing HudBay Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such HudBay Shares.

Section 5.04 Withholding Rights

HudBay and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Skye Shareholder such amounts as HudBay or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Skye Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05 Limitation and Proscription

Subject to applicable law, to the extent that a Former Skye Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the HudBay Shares that such Former Skye Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such HudBay Shares, together with the cash consideration to which such Former Skye Shareholder was entitled, shall be delivered to HudBay by the Depositary and the share certificates shall be cancelled by HudBay, and the interest of the Former Skye Shareholder in such HudBay Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

Section 5.06 Skye Optionholders and Skye DSU Holders

From and after the Effective Time, any acknowledgements, agreements and other documentation which sets out the rights and entitlements of Skye Optionholders and Skye DSU Holders to their respective Skye Options and Skye DSUs held as of the Effective Time will continue to represent such rights and entitlements as modified by this Plan of Arrangement.

ARTICLE SIX

AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)	HudBay and Skye reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by HudBay and Skye, (iii) filed with the Court and, if made following the Skye Meeting, approved by the Court, and (iv) communicated to holders or former holders of Skye Shares, Skye Options and Skye DSUs if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Skye at any time prior to the Skye Meeting provided that HudBay shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Skye Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Skye Meeting shall be effective only if: (i) it is consented to in writing by each of HudBay and Skye; and (ii) if required by the Court, it is consented to by holders of the Skye Shares, Skye Options and Skye DSUs voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.